UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

 _____________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“Last Extension and End of the Main Offer Period of the Public Tender Offer by CNAC Saturn (NL) B.V. for all publicly held registered shares with a nominal value of CHF 0.10 each of Syngenta AG, Basel, Switzerland until/on May 4, 2017, 4:00 p.m. CEST”

Herewith we furnish a notice related to Syngenta AG. The full text of the notice is the following:

# # #

Last Extension and End of the Main Offer Period

of the

Public Tender Offer

by

CNAC Saturn (NL) B.V.

for all publicly held registered shares with a nominal value of

CHF 0.10 each

of

Syngenta AG, Basel, Switzerland

until/on

May 4, 2017, 4:00 p.m. CEST

Syngenta AG	Swiss securities number	ISIN	Ticker symbol
Registered shares not tendered (first trading line)	1 103 746	CH001 103 746 9	SYNN
Registered shares tendered during the Main Offer Period (second trading line)	31 612 454	CH031 612 454 1	SYNNE
Registered shares tendered during the Main Offer Period (third line - not traded, for USD/CHF Conversion Facility)	31 631 324	CH031 631 324 3	-

I.	IMPORTANT NOTICE

Shareholders of Syngenta AG wishing to tender their Syngenta Shares into the Offer, to contribute to the satisfaction of the Offer condition B.8(1)(a) (Minimum Acceptance Rate) and to receive the Offer Price per Syngenta Share in the First Settlement are hereby advised that absent any further notices by the Offeror, the Main Offer Period will finally end on May 4, 2017, 4:00 p.m. CEST.

Shareholders of Syngenta AG should be aware that their custodian bank may set a deadline for tendering their Syngenta Shares that ends prior to May 4, 2017, 4:00 p.m. CEST. The Offeror, Syngenta AG and the parties acting in concert with them have no control over such deadlines that are set by custodian banks for their clients, and shareholders are advised to consult with their custodian bank in case of any doubt or if they have not received specific instructions in this regard.

II.	Background

On March 8, 2016, CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Dutch Chamber of Commerce under number 65434552 (the Offeror), published a public tender offer (the Offer) for all publicly held registered shares of Syngenta AG with a nominal value of

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CHF 0.10 each (each a Syngenta Share) pursuant to, and subject to the terms and conditions and the restrictions set forth in, the offer prospectus of the same date (the Offer Prospectus).

This notice of extension and of the end of the Main Offer Period (this Notice) and all notices of extension published previously in connection with the Offer form an integral part of the Offer Prospectus. Other than as set forth herein, the Offer Prospectus remains valid and unchanged, and continues to be in force and effect. Capitalized terms used and not defined herein have the meaning ascribed to them in the Offer Prospectus.

The Offeror is simultaneously conducting the U.S. Offer, which is, subject to requirements imposed by the law or by authorities, in all material respects subject to the same terms and conditions as the Offer. Accordingly, the last extension and the end of the offer period of the U.S. Offer will be announced on the date of this Notice pursuant to separate U.S. Offer documentation.

III.	End of the Main Offer Period

In accordance with the extension relief described in Section B.5 of the Offer Prospectus, the Offeror extended the Initial Main Offer Period on May 17, 2016, for a first time until July 18, 2016; on July 11, 2016, for a second time until September 13, 2016; and on September 6, 2016, for a third time until November 8, 2016. In accordance with the additional timeframe for ordinary extensions until April 28, 2017, granted by the Swiss Takeover Board with decision of October 31, 2016, the Offeror extended the Main Offer Period on November 1, 2016, for a fourth time until January 5, 2017, on December 20, 2016, for a fifth time until March 2, 2017, and on February 23, 2017, for a sixth time until April 28, 2017, 4:00 p.m. CEST.

In accordance with the extension relief described in Section B.5 of the Offer Prospectus, the Offeror hereby extends the Main Offer Period further until May 4, 2017 (the Last Extension Period). The Main Offer Period will thus end on May 4, 2017, 4:00 p.m. CEST.

IV.	Publication

This Notice will be published on April 13, 2017, before the opening of trading on SIX on http://www.chemchina.com/press and submitted in electronic form to the major Swiss media, the major news agencies active in Switzerland, the major electronic media which distribute stock exchange information and the TOB.

V.	Applicable Law and Jurisdiction

The Offer, including this Notice (and all previous notices of extension in connection with the Offer), and all rights and obligations arising thereunder or in connection therewith, shall be governed by, and construed in accordance with, substantive Swiss law. The exclusive place of jurisdiction shall be the city of Zurich, Switzerland.

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VI.	Indicative Timetable*

Friday, April 28, 2017	End of the Sixth Extension Period
Tuesday, May 2, 2017	Start of the Last Extension Period
Thursday, May 4, 2017 4:00 p.m. CEST	End of the Last Extension Period and end of Main Offer Period** Closing of the second trading line on SIX for tendered Syngenta Shares
Friday, May 5, 2017	Provisional notice of the interim result of the Offer
Wednesday, May 10, 2017	Definitive notice of the interim result of the Offer
Thursday, May 11, 2017	Start of the Additional Acceptance Period
Tuesday, May 16, 2017	Payment of Special Dividend
Thursday, May 18, 2017	First Settlement
Wednesday, May 24, 2017	End of the Additional Acceptance Period
Friday, May 26, 2017 (at the latest)	Provisional notice of the end result of the Offer
Wednesday, May 31, 2017	Definitive notice of the end result of the Offer
Wednesday, June 7, 2017	Second Settlement

*	The Offeror reserves its rights under Section B.8 of the Offer Prospectus, including its right to postpone the Settlement of the Offer pursuant to Section B.8(3) of the Offer Prospectus.

**	The Offeror neither plans nor expects further extensions beyond May 4, 2017. Any further extensions would require the approval of the TOB.

Date of this Notice: April 13, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 21, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Corporate Counsel